EXHIBIT 99.4

Vodacom Group (Proprietary) Limited, in which Telkom has a 50% shareholding, announces its interim results for the six months ended September 30, 2007

Telkom SA Limited
Registration no. 1991/005476/06
JSE and NYSE share code: TKG
ISIN: ZAE000044897
2007

HIGHLIGHTS 2007
Total customers increased by 22.6% to 31.6 million Customers increased by 15.3% to 23.3 million in South Africa Customers increased by 41.8% to 3.7 million in Tanzania
Customers increased by 56.8% to 3.2 million in the Democratic Republic of Congo Customers increased by 39.5% to 332 thousand in Lesotho Customers increased by 55.5% to 1.1 million in Mozambique Revenue increased by 17.2% to R22.8 billion Profit from operations increased by 15.1% to R5.7 billion EBITDA increased by 15.5% to R7.6 billion Net profit after taxation increased by 17.5% to R3.7 billion Cash generated from operations increased by 26.1% to R6.9 billion Interim dividend declared in October 2007, increased by 10.0% to R2.75 billion

COMMENTARY
Vodacom Group (Proprietary) Limited, South Africa's market leader in the provision of cellular services announces interim results for the six months ended September 30, 2007.

SOUTH AFRICA
Customers
The total number of customers increased by 15.3% to 23.3 million (September 30, 2006: 20.2 million) for the six months ended September 30, 2007. The number of prepaid customers increased by 13.5% to 19.8 million, while the number of contract customers increased by 27.4% to 3.4 million.

It is Vodacom's policy to disconnect inactive prepaid SIM cards after seven months without a revenue generating activity on the Vodacom network, e.g. making or receiving a call, sending or receiving an SMS or transmitting data. Network activities relating


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to call forwarding to voicemail are classified as revenue generating activities.
Since implementing this rule, prepaid SIM cards remaining in an active state on the network, with only call forwarding to voicemail and no other revenue generating activities, increased significantly. It has therefore been decided to implement a supplementary disconnection rule that will disconnect inactive prepaid SIM cards after 13 months of being kept in an active state, by call forwarding to voicemail only, and not having had any other revenue generating activity on Vodacom's network.

The implementation of the supplementary disconnection rule has led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007, increasing churn on the prepaid customer base to 51.9% for the period under review. This rule change is expected to increase prepaid churn, but provides a better reflection of active prepaid SIM cards on the network and hence results in a higher average revenue per user (ARPU).

The implementation of this supplementary rule has no impact on the financial performance of Vodacom South Africa.

Contract gross connections increased by 32.8% to 425 thousand (September 30, 2006: 320 thousand), while prepaid gross connections increased by 9.9% to 5.4 million (September 30, 2006: 4.9 million), bringing the total number of connections for the six months ended September 30, 2007 to 5.8 million (September 30, 2006: 5.3 million). The growth in contract connections was largely due to the 3G/HSDPA mobile data card connections increasing by 170.2% to 149 thousand (September 30, 2006: 69 thousand) customers and 104 thousand (September 30, 2006: 132 thousand) customers that converted from prepaid to contract packages.

ARPU
During the period under review, ARPU decreased to R119 (September 30, 2006:
R124) per month due to the continued dilution caused by the higher proportion of lower ARPU prepaid and contract connections made as the lower end of the market is penetrated.

The contract customer ARPU decreased by 7.8% to R487 (September 30, 2006: R528) when compared to the six months ended September 30, 2006, while prepaid customer ARPU decreased by 3.3% to R59 (September 30, 2006: R61) per customer per month, for the same period.


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Community services ARPU decreased by 30.1% to R711 (September 30, 2006: R1,017)
per month.

Churn
Through the continued high level of handset support and an improvement in service to customers, Vodacom maintained a very low contract churn of 8.3% (September 30, 2006: 11.0%) for the six months ended September 30, 2007.

The prepaid churn is currently at 51.9% (September 30, 2006: 47.7%) for the six months ended September 30, 2007, which includes the implementation of the supplementary disconnection rule.

Traffic
Total traffic on the network, excluding the impact of national and international roaming, showed an increase of 14.0% to 11.0 billion minutes (September 30, 2006: 9.7 billion) for the six months ended September 30, 2007. This growth was mainly due to the 15.3% year on year growth in the total customer base from 20.2 million to 23.3 million.

Estimated market share
Vodacom's leadership in the highly competitive South African mobile communications market decreased to an estimated 56% market share on September 30, 2007 (September 30, 2006: 59%). The cellular industry in South Africa increased in size by an estimated 21.5% in the last six months, of which Vodacom has contributed approximately 42.0%. The market penetration, by SIM card, of the cellular industry is now an estimated 86.8% (September 30, 2006: 72.2%) of the population.

NON-SOUTH AFRICAN OPERATIONS
Vodacom's non-South African operations provide a world-class global system for mobile communications (GSM) service to 8.3 million customers. Profit from these operations increased by 115.9% to R352 million.

Vodacom Tanzania
The Tanzanian market remains very competitive with the estimated mobile penetration rate of the country increasing from 12.6% (September 30, 2006) to 17.3% as at September 30, 2007. Vodacom Tanzania's estimated market share decreased slightly to 54% (September 30, 2006: 55%) at September 30, 2007. The customer base


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increased by 41.8% to 3.7 million (September 30, 2006: 2.6 million) whilst gross connections increased by 36.6% to 1.2 million (September 30, 2006: 909 thousand).

Vodacom Congo
Vodacom Congo remained the market leader with an estimated market share of 44% (September 30, 2006: 49%) at September 30, 2007 under challenging circumstances. The estimated mobile penetration rate increased substantially to 11.0% (September 30, 2006: 6.6%) as at September 30, 2007. The growth achieved in the customer base of 56.8% to 3.2 million (September 30, 2006: 2.0 million) customers as at September 30, 2007 is a direct result of increased coverage in strategic areas and the implementation of an improved sales and distribution strategy.

Vodacom Lesotho
Vodacom Lesotho is well positioned to counter any competitive activity and has retained its market share of 80% as at September 30, 2007 for more than three years running. The estimated mobile penetration rate has grown to 22.1% (September 30, 2006: 14.7%) as at September 30, 2007 on the back of strong growth in the customer base of 39.5% to 332 thousand (September 30, 2006: 238 thousand).

Vodacom Mozambique
Although Vodacom's estimated market share has grown to 38% (September 30, 2006:
33%) on the back of strong growth in the customer base of 55.5% to 1.1 million (September 30, 2006: 694 thousand) customers, ARPUs remained low and the annualised churn was high at 57.3% (September 30, 2006: 41.8%).



REVENUE
Geographical split

                                 Rand millions          % change
Six months ended
  September 30,             2005     2006     2007   05/06   06/07
South Africa, including
holding companies         14,764   17,580   20,299    19.1    15.5
Tanzania                     611      775    1,086    26.8    40.1
DRC                          649      898    1,108    38.4    23.4
Lesotho                       77      105      139    36.4    32.4
Mozambique                    74      108      183    45.9    69.4


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Revenue                   16,175   19,466   22,815    20.3    17.2



Revenue composition
                                                Rand millions
Six months ended September 30,            2005      2006      2007
Airtime, connection and access           9,581    11,313    12,947
Data                                       893     1,443     2,096
Interconnection                          3,186     3,723     4,304
Equipment sales                          1,910     2,312     2,393
International airtime                      485       555       952
Other sales and services                   120       120       123
Revenue                                 16,175    19,466    22,815

Revenue composition
                                % of total              % change
Six months ended
  September 30,            2005    2006    2007     05/06    06/07
Airtime, connection
and access                 59.2    58.1    56.7      18.1     14.4
Data                        5.5     7.4     9.2      61.6     45.3
Interconnection            19.7    19.1    18.9      16.9     15.6
Equipment sales            11.8    11.9    10.5      21.0      3.5
International airtime       3.0     2.9     4.2      14.4     71.5
Other sales and services    0.8     0.6     0.5         -      2.5
Revenue                   100.0   100.0   100.0      20.3     17.2


Revenue increased by 17.2% for the six months ended September 30, 2007 comprising mainly of a 45.3% increase in data revenue and an increase of 16.8% in airtime revenue, interconnect revenue and international airtime, collectively.

The increase in revenue was primarily driven by a 22.6% increase in the customer base to 31.6 million customers, offset by declining ARPUs. Prepaid customers represent 88.5% (September 30, 2006: 89.0%) of the total customer base.

Data revenue - Geographical split
                                                Rand millions
Six months ended September 30,            2005      2006      2007
South Africa                               821     1,347     1,947
Tanzania                                    50        65        92


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DRC                                         13        19        37
Lesotho                                      7        10        14
Mozambique                                   2         2         6
Data revenue                               893     1,443     2,096
Data revenue - Geographical split
                                % of total             % change
Half year ended
  September 30,            2005    2006    2007     05/06    06/07
South Africa               91.9    93.4    92.9      64.1     44.5
Tanzania                    5.6     4.5     4.4      30.0     41.5
DRC                         1.5     1.3     1.7      46.2     94.7
Lesotho                     0.8     0.7     0.7      42.9     40.0
Mozambique                  0.2     0.1     0.3         -      n/a
Data revenue              100.0   100.0   100.0      61.6     45.3


Airtime, connection and access
Vodacom's airtime, connection and access revenue increased primarily due to the increase in the number of customers, offset by declining ARPUs in all operations.

Data
Vodacom's data revenue increased mainly due to new data initiatives. Vodacom South Africa transmitted 2.2 billion (September 30, 2006: 2.2 billion) SMSs over its network during the six months ended September 30, 2007. The total number of data users (excluding SMS users) were 3.5 million (September 30, 2006: 2.1 million) on the South African network as at September 30, 2007. The number of active data users includes: MMS users 1.3 million (September 30, 2006: 1.0 million); data card and USB modem users 266 thousand (September 30, 2006: 87 thousand); 3G/HSDPA handsets 945 thousand (September 30, 2006: 356 thousand); Vodafone live! users 1.2 million (September 30, 2006: 687 thousand); Unique Mobile TV users 35 thousand;(September 30, 2006: 23 thousand).

Data revenue now constitutes 10.5% (September 30, 2006: 8.6%) of service revenue (service revenue excludes equipment sales, starter pack sales and non-recurring revenue). Data revenue in all countries increased substantially, confirming the trend of increased data spend by customers.

Interconnection


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Vodacom's interconnection revenue increased by 15.6% to R4.3 billion (September
30, 2006: R3.7 billion) for the six months ended September 30, 2007, due to the growth in incoming mobile traffic from other networks.

Equipment sales
In South Africa, handset sale volumes increased by 4.0% to 2.3 million units (September 30, 2006: 2.2 million) for the six months ended September 30, 2007. The growth in equipment unit sales was primarily driven by growth in customer bases, cheaper Rand prices of new handsets coupled with added functionality of new phones. The average price per handset sold was R1,114 compared to R1,085 for the period ended September 30, 2006.

International airtime
International airtime revenue increased by 71.5% to R952 million (September 30, 2006: R555 million) for the six months ended September 30, 2007. International airtime comprises international calls by Vodacom customers, roaming revenue from Vodacom's customers making and receiving calls while abroad and revenue from international visitors roaming on Vodacom's networks.

Other sales and services
Revenue from other sales and services includes revenue from Vodacom's cell captive insurance vehicle, donor porting revenue, prepaid starter pack breakage, mobile advertising, Telkom voucher sales, site sharing rental income as well as other revenue from non-core operations.



PROFIT FROM OPERATIONS
Geographical split
                              Rand millions          % change
Six months ended
  September 30,           2005    2006    2007    05/06     06/07
South Africa             4,060   4,745   5,389     16.9      13.6
Tanzania                   115     134     180     16.5      34.3
DRC                         47     133     172    183.0      29.3
Lesotho                     26      34      56     30.8      64.7
Mozambique                 (25)   (138)    (56)     n/a      59.4
Holding companies            2      57     (27)     n/a    (147.4)
Profit from operations   4,225   4,965   5,714     17.5      15.1


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Profit from operations
...margin (%)              26.1    25.5    25.0 (0.6 pts) (0.5 pts)



Profit from operations for the Group increased by 15.1% to R5.7 billion in the six months ended September 30, 2007 (September 30, 2006: R5.0 billion), fuelled by buoyant consumer spending, relatively low inflationary environments as well as effective cost containment in all operations. Vodacom's profit from operations margin decreased to 25.0% in the six months ended September 30, 2007 (September 30, 2006: 25.5%). Operating expenses increased by 17.9% which was slightly higher than the revenue growth of 17.2%.

Profit from operations' margins of all subsidiaries remained fairly constant for the six months ended September 30, 2007 compared to the six months ended September 30, 2006: South Africa, including holding companies, down by 0.9% points to 26.4%, Tanzania down by 0.7% points to 16.6%, Lesotho up by 7.9% points to 40.3%, DRC up by 0.7% points to 15.5% while Mozambique is not yet profitable.

The Mozambique loss from operations includes an asset impairment reversal of R18.4 million (2006: impairment of R38.2 million).




EBITDA
Geographical split
                            Rand millions            % change
Six months ended
  September 30,         2005    2006    2007     05/06      06/07
South Africa           5,214   6,009   6,904      15.2       14.9
Tanzania                 206     244     330      18.4       35.2
DRC                      171     276     357      61.4       29.3
Lesotho                   30      47      64      56.7       36.2
Mozambique               (61)    (56)    (32)      8.2       42.9
Holding companies          3      58     (23)      n/a     (139.7)
EBITDA                 5,563   6,578   7,600      18.2       15.5

EBITDA margin (%)        34.4   33.8    33.3  (0.6 pts)  (0.5 pts)
EBITDA margin excluding
  equipment sales (%)    39.7   39.2   38.3   (0.5 pts)  (0.9 pts)


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Group EBITDA increased by 15.5% to R7.6 billion (September 30, 2006: R6.6 billion) for the six months ended September 30, 2007, with South Africa contributing 90.8% (September 30, 2006: 91.3%). The decline in the EBITDA margin is primarily the result of higher transmission and infrastructure costs as well as higher telecoms maintenance costs in all operations. Indeed, the high cost of transmission remains a key challenge within the Group.


OPERATING EXPENSES
                               Rand millions           % change
Six months ended
  September 30,            2005    2006    2007     05/06    06/07
Depreciation,
  amortisation and
  impairment              1,338   1,613   1,886      20.6     16.9
Payments to other
  network operators       2,168   2,675   3,154      23.4     17.9
Other direct network
  operating costs         6,577   8,051   9,327      22.4     15.8
Staff expenses              952   1,078   1,464      13.2     35.8
Marketing and
  advertising               488     578     667      18.4     15.4
Other operating
  Expenditure               467     555     679      18.8     22.3
Other operating income      (40)    (50)    (76)     25.0     52.0
Operating expenses       11,950  14,500  17,101      21.3     17.9

Operating expenses as
  a % of revenue (%)       73.9    74.5    75.0   0.6 pts  0.5 pts


Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assesses the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets. The recoverable amount of these assets was based on the fair value less cost of disposal at September 30, 2007. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The impairment reversal of R18.4 million (2006: impairment of R38.2


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million) for the six months ended September 30, 2007 related to an increase in the fair value of infrastructure assets due to exchange rate fluctuations.

The depreciation expense is largely driven by capital expenditure on upgrading the Group's networks. Capital expenditure on network equipment has increased in recent years with the implementation and expansion of 3G/HSDPA networks.

Depreciation and amortisation excluding impairment increased by 20.9% (September 30, 2006: 12.0%).

The review by the Group of the estimated useful lives and residual values of property, plant and equipment during the previous financial year had the effect of reducing the depreciation charge for the six months ended September 30, 2006.

Other direct network operating costs include the cost to connect customers onto the network as well as expenses such as cost of equipment and accessories sold, commissions paid to the distribution channels, customer retention expenses, regulatory and license fees, distribution expenses, transmission rental costs as well as site and maintenance costs.

Staff expenses increased by 35.8% to R1.5 billion (September 30, 2006: R1.1 billion) in the six months ended September 30, 2007 as a result of more competitive salaries being offered, an increase in employee headcount of 13.5% to 6,240 (September 30, 2006: 5,499), an increase in customer care flexi staff costs as well as increased provisions for staff benefits.

Employee productivity has improved in all of Vodacom's operations, as measured by customers per employee, improving by 8.0% to 5,058 (September 30, 2006:
4,683) customers per employee.

Other operating expenditure comprise of expenses such as accommodation, information technology costs, office administration, consultant expenses, social economic investment, subsistence, travel, transport and insurance.

Other operating income comprises income that Vodacom does not consider as part of its core activities such as cost recoveries for risk management and consultancy services and franchise fees received.


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INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME
                                Rand millions          % change
Six months ended
  September 30,             2005    2006    2007    05/06   06/07
Interest and dividends
 received                     60      29      46    (51.7)   58.6
Gain on foreign
  liability/asset            156     446     176    185.9   (60.5)
Gain on foreign exchange
  contract revaluation        83     610      38      n/a   (93.8)
Gain on interest rate swap     -       7       4      n/a   (42.9)
Interest, dividends and
  other financial income     299   1,092      264     n/a   (75.8)


FINANCE COSTS
                                Rand millions         % change
Six months ended
  September 30,             2005    2006    2007   05/06    06/07
Interest paid                123     153     288    24.4     88.2
Loss on foreign liability/
  asset revaluation          321     580     208    80.7    (64.1)
Loss on foreign exchange
  contract revaluation       234     165     102   (29.5)   (38.2)
Loss on interest rate swap     4       8       6   100.0    (25.0)
Loss on call/put option
   revaluation                 -     183     105     n/a    (42.6)
Finance costs                682   1,089     709    59.7    (34.9)


ACQUISITIONS
Smartphone SP (Proprietary) Limited and subsidiaries
On August 31, 2007 the Group increased its interest in the equity of Smartphone SP (Proprietary) Limited from 70% to 100%. The purchase consideration of R935.0 million (excluding capitalised cost) was paid on September 3, 2007. At August 31, 2007 Smartphone SP (Proprietary) Limited owned 88% of Smartcom (Proprietary) Limited.

Smartcom (Proprietary) Limited


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On September 1, 2007 the Group increased its interest in the equity of Smartcom
(Proprietary) Limited from 88% to 100%. The purchase consideration of R18.0 million was paid on September 6, 2007.

OTHER MATTERS
Vodacom Ventures (Proprietary) Limited has acquired a 35% equity stake in XLink Communications (Proprietary) Limited for R12.3 million. Furthermore, the Board of Vodacom Group (Proprietary) Limited has approved the exercise of the option to acquire a further 15.5% equity investment in WBS Holdings (Proprietary) Limited should certain suspensive conditions be fulfilled.


TAXATION
The taxation expense decreased by 13.2% to R1.6 billion (September 30, 2006:
R1.9 billion) for the six months ended September 30, 2007, mainly due to a significant decrease in secondary taxation on companies ("STC"), which was not accrued for at interim due to the Vodacom Group (Proprietary) Limited dividend being declared after September 30, 2007. Vodacom's effective tax rate consequently decreased to 30.6% (September 30, 2006: 37.3%).


GROUP SHAREHOLDER DISTRIBUTIONS
An interim dividend of R2.75 billion was declared on October 1, 2007, an increase of 10.0% on the prior year interim dividend (September 30, 2006: R2.5 billion). The final dividend of R2.9 billion, for the 2007 financial year, was paid on April 4, 2007.


CAPITAL EXPENDITURE
Capital expenditure additions - Geographical split

                                                Rand millions
Six months ended September 30,            2005      2006      2007
South Africa                             2,141     2,487     1,613
Tanzania                                   104       288       253
DRC                                        140       269       259
Lesotho                                     11        11        19
Mozambique                                  77        49        20
Holding companies                            2        38       125
Capital expenditure for the period       2,475     3,142     2,289


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Capital expenditure additions
  (including software) as a %
  of revenue (%)                          15.3      16.1      10.0

CAPITAL EXPENDITURE
Capital expenditure additions - Geographical split

                                % of total            % change
Half year ended
  September 30,            2005    2006    2007    05/06    06/07
South Africa               86.5    79.1    70.5     16.2    (35.1)
Tanzania                    4.2     9.1    11.1    176.9    (12.2)
DRC                         5.7     8.6    11.3     92.1     (3.7)

Lesotho                     0.4     0.4     0.8        -     72.7
Mozambique                  3.1     1.6     0.9    (36.4)   (59.2)
Holding companies           0.1     1.2     5.4      n/a      n/a
Capital expenditure for
  the period              100.0   100.0   100.0     26.9    (27.1)

Capital expenditure
  additions (including
  software) as a % of
  revenue (%)                 -       -       -  0.8 pts (6.1 pts)

Cost of capital expenditure - Geographical split
                                   2006                 2007
At September 30,          R billions  Foreign  R billions  Foreign

South Africa (R billions)       25.8                 28.3
Tanzania (TSH billions)          2.1    345.0         2.8    501.9
DRC (US$ millions)               2.8    362.2         2.9    427.8
Lesotho (Maloti millions)        0.2    235.6         0.2    203.0
Mozambique (MZN billions)        0.8      2.8         0.8      3.0
Holding companies (R billions)   0.1                  0.5
Cumulative capital expenditure  31.8                 35.5


The Group invested R2.3 billion (September 30, 2006: R3.1 billion) in total. Property, plant and equipment comprised of R2.0 billion mainly consisting of radio, switching and transmission network infrastructure and computer software of R0.3 billion for 2007.

Foreign currency translation differences decreased the cost of capital expenditure by R320.5 million (September 30, 2006: increase of R984.7 million).

It is Vodacom's policy to hedge all foreign denominated commitments of the South African operations. However, Vodacom does not qualify for hedge accounting in terms of IAS 39 and therefore, all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom's non-South African operations is translated at the average exchange rate of the Rand against the operation's reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency. For this reason, Vodacom's capital expenditure in any given year cannot be properly evaluated without taking the exchange rate movements against the Rand into account, which are shown under the section "Financial instruments and risk management".

FINANCIAL STRUCTURE AND FUNDING

Summary of net debt and maturity profile
                                      Rand millions
                                    Repayment of debt
As at September 30,     2008   2009  2010  2011  2012  2013  Total
                                                     Onwards

Interest bearing debt

Finance leases
Vodacom (Proprietary)
  Limited                 98    119    49    79    45    52    442

Vodacom Service Provider
  Company (Proprietary)
  Limited                 36     50    65    85     -     -    236

Funding loans
Planetel Communications
  Limited                  -     53     -     -     -     -     53

Caspian Limited            -     63     -     -     -     -     63

Project finance in Vodacom


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  Tanzania Limited        46      -     -     -     -     -     46

Term loan in Vodacom
  International Limited    -  1,239     -     -     -     -  1,239

Preference shares issued
  by Vodacom Congo
  (RDC) s.p.r.l.         255      -     -     -     -     -    255

Sekha-Metsi Investment
  Consortium Limited       1      1     -     -     -     -      2

Other short term loans
Vodacom Congo (RDC)
  s.p.r.l.                20      -     -     -     -     -     20
Sub total                456  1,525   114   164    45    52  2,356

Non interest bearing debt
Shareholders' loan
  provided to Number
  Portability Company
  (Proprietary) Limited    6      -     -     -     -     -      6
Debt excluding bank
  overdrafts             462  1,525   114   164    45    52  2,362
Bank overdrafts        4,587      -     -     -     -     -  4,587
Gross debt             5,049  1,525   114   164    45    52  6,949
Bank and cash balances  (799)     -     -     -     -     -  (799)

Net debt               4,250  1,525   114   164    45    52  6,150


Vodacom's net debt position increased to R6.2 billion (September 30, 2006: R3.0 billion) as at September 30, 2007.

The Group's net debt to EBITDA ratio was 40.5% (September 30, 2006: 22.8%) while Vodacom's net debt to adjusted equity ratio increased to 56.6% (September 30, 2006: 37.5%). For calculation purposes equity is reduced by certain intangible assets in terms of loan covenants.


FUNDING SOURCES
Vodacom's ongoing objective is to fund all its non-South African operations by means of project finance, structured such that there


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is no recourse to our South African operations. Strong South African cash flows would therefore be utilised principally to pay dividends and make new growth-enhancing investments. The Group utilises its own funds and supported funding structures, subject to South African Reserve Bank approval to fund offshore investments in the initial stages of the investment, until the project is able to support project funding. Non-recourse funding for non-South African operations is not always suitable to an explosive high customer growth environment due to the capital expenditure requirements thereof.

While Vodacom has project funding in place for its Tanzania investment at this stage, Vodacom Congo and Vodacom Mozambique are still substantially dependent on funding and guarantees from South Africa. These operations are funded by a mix of market priced direct loans as well as security to facilitate their own credit lines.

In South Africa, debt consisted primarily of finance lease liabilities and short term money market borrowings at variable interest rates. Bank borrowings (excluding those used for financing activities) are regarded as part of the Group's integral cash management system.

Financial instruments and risk management
Subject to central bank regulations in the various countries as well as local market restrictions, Vodacom actively manages foreign currency risk, interest rate risk, credit risk and liquidity risk on an ongoing basis.



Foreign exchange rates
                             Rand exchange rate        % change
Six months ended
  September 30,            2005     2006     2007   05/06   06/07

US Dollar ("US$")
Average                    6.46     6.82     7.10     5.6     4.1
Closing                    6.37     7.68     6.88    20.6   (10.4)
Tanzanian Shilling ("TSH")
Average                  174.92   186.99   179.02     6.9    (4.3)
Closing                  178.32   168.73   179.41    (5.4)    6.3
Mozambique Meticais ("MZN")

Average                    3.66     3.87     3.66     5.7    (5.4)
Closing                    3.87     3.39     3.75   (12.4)   10.6


CASH FLOW
Vodacom had a negative free cash flow before shareholder distributions and financing activities of R582 million (September 30, 2006: positive R837 million), mainly due to the acquisition of the minority interest in Smartphone SP (Proprietary) Limited and Smartcom (Proprietary) Limited and increased payment to infrastructure providers for capital expenditure. The cash generated from operations of R6.9 billion had a positive variance of R1.4 billion (September 30, 2006: cash from operations of R5.5 billion) compared to the previous year.

VODACOM BEE EQUITY TRANSACTION
Our envisaged BEE transaction has been impacted by pending shareholder activity for the past four months. We are now pleased to announce that the Vodacom Group Board has given the go ahead to proceed with the envisaged BEE equity transaction of R7.5 billion.

CONCLUSION
The Vodacom Group's success is inextricably linked to the innovation and competencies of our employees and business partners. We express our appreciation and hereby give recognition for the contribution that they have made to our achievements over the six months ended September 30, 2007.

It is the Vodacom Group's strategic intent to ensure that we meet the expectations of our customers and to have the most advanced communication products and solutions available to them.

Oyama Mabandla
Non-executive Chairman

Alan Knott-Craig
Chief Executive Officer


CONSOLIDATED KEY OPERATIONAL INDICATORS
SOUTH AFRICA
                                                     % change
Six months ended
September 30,          2005     2006     2007     05/06     06/07

Customers (`000)1    15,773   20,201   23,297      28.1      15.3
  Contract            2,092    2,675    3,409      27.9      27.4
  Prepaid            13,653   17,440   19,790      27.7      13.5
  Community services     28       86       98       n/a      14.0

Gross connections
  ("000)2             4,181    5,308    5,845      27.0      10.1
  Contract              222      320      425      44.1      32.8
  Prepaid             3,955    4,929    5,416      24.6       9.9
  Community services      4       59        4       n/a     (93.2)

Total churn (%)3       17.4     43.0     45.9  25.6 pts   2.9 pts
  Contract              9.3     11.0      8.3   1.7 pts  (2.7 pts)
  Prepaid              18.7     47.7     51.9  29.0 pts   4.2 pts

Total traffic (millions
  of minutes)4        8,038    9,669   11,024      20.3      14.0
  Outgoing            5,329    6,485    7,407      21.7      14.2
  Incoming            2,709    3,184    3,617      17.5      13.6

ARPU (Rand per
  Month)5               147      124      119     (15.6)     (4.0)
  Contract              588      528      487     (10.2)     (7.8)
  Prepaid                71       61       59     (14.1)     (3.3)
  Community services  1,960    1,017      711     (48.1)    (30.1)

Minutes of use per
  customer per
  month6                 76       68       64     (10.5)     (5.9)
  Contract (excluding
   bundled minutes)     212      192      175      (9.4)     (8.9)
  Prepaid                49       46       43      (6.1)     (6.5)
  Community services  2,546    1,283      908     (49.6)    (29.2)

Number of employees   4,119    4,137    4,509       0.4       9.0

Customers per
  employee            3,829    4,883    5,167      27.5       5.8

Estimated mobile
  market share (%)7      57       59       56     2 pts    (3 pts)

Estimated mobile
  market penetration

  (%)8                 58.0     72.2     86.8  14.2 pts  14.6 pts



Notes

1. Customer totals are based on the total number of SIMs registered on Vodacom's network, which have not been disconnected, including inactive SIMs, as at the end of the period indicated.
2. The gross connections for the six months ended September 30, 2005 have been restated due to a change in the Group's reporting policy. Conversions between categories have now been excluded from gross connections. The following are the connections including conversions for the six months ended September 30, 2005 based on the old policy:
2005 Contract: 312
2005 Prepaid: 3,865
3. Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.
4. Traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls. Traffic for the six months ended September 30, 2006 were restated to exclude packet switch data traffic.
5. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
6. Minutes of use per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use exclude calls to free services, bundled minutes and data minutes.
7. Market share is calculated based on Vodacom's total reported customers and the estimated total reported customers of MTN and Cell C.
8. Market penetration is based on Vodacom estimates.

VODACOM TANZANIA
                                                     % change
Six months ended
September 30,          2005     2006     2007     05/06     06/07

Customers (`000)1     1,606    2,593    3,678      61.5      41.8
  Contract                6       12       13     100.0       8.3
  Prepaid             1,597    2,573    3,654      61.1      42.0
  Public phones           3        8       11     166.7      37.5
Gross connections
  (`000)                604      909    1,242      50.5      36.6
Churn (%)              28.7     35.2     46.8   6.5 pts  11.6 pts
ARPU (Rand)2             73       53       48     (27.4)     (9.4)
Number of employees     371      482      569      29.9      18.0
Customers per
  employee            4,330    5,379    6,465      24.2      20.2
Estimated mobile
  market share (%)3      58       55       54    (3 pts)   (1 pts)
Estimated mobile market
  penetration (%)       7.6     12.6     17.3   5.0 pts   4.7 pts

VODACOM CONGO
                                                     % change
Six months ended
September 30,          2005     2006     2007     05/06     06/07

Customers (`000)1     1,236    2,027    3,178      64.0      56.8
  Contract               11       16       20      45.5      25.0
  Prepaid             1,209    1,988    3,102      64.4      56.0
  Public phones          16       23       56      43.8     143.5
Gross connections
  (`000)                373      724    1,182      94.1      63.3
Churn (%)              30.5     30.0     43.3  (0.5 pts) 13.3 pts
ARPU (Rand)2             89       83       64      (6.7)    (22.9)
Number of employees     597      513      739     (14.1)     44.1
Customers per
  employee            2,070    3,951    4,301      90.9       8.9
Estimated mobile
  market share (%)3      49       49       44         -    (5 pts)

Estimated mobile market
  penetration (%)       3.9      6.6     11.0   2.7 pts   4.4 pts


VODACOM LESOTHO
                                                     % change
Six months ended
September 30,          2005     2006     2007     05/06     06/07

Customers (`000)1       171      238      332      39.2      39.5
  Contract                3        3        4         -      33.3
  Prepaid               166      231      323      39.2      39.8
  Public phones           2        4        5     100.0      25.0
Gross connections
  (`000)                 42       55       80      31.0      45.5
Churn (%)              23.4     20.5     17.9  (2.9 pts) (2.6 pts)
ARPU (Rand)2             77       76       72      (1.3)     (5.3)
Number of employees      65       63       63      (3.1)        -
Customers per
  employee            2,625    3,771    5,267      43.7      39.7
Estimated mobile
  market share (%)3      80       80       80         -         -
Estimated mobile market
  penetration (%)       9.3     14.7     22.1   5.4 pts   7.4 pts


VODACOM MOZAMBIQUE
                                                     % change
Six months ended
September 30,          2005     2006     2007     05/06     06/07

Customers (`000)1       336      694    1,079     106.5      55.5
  Contract                5       11       18     120.0      63.6
  Prepaid               331      682    1,060     106.0      55.4
  Public phones           -        1        1       n/a         -
Gross connections
  (`000)                123      327      391     165.9      19.6
Churn (%)              34.5     41.8     57.3   7.3 pts  15.5 pts
ARPU (Rand)2             41       27       27     (34.1)        -
Number of employees     148      126      153     (14.9)     21.4
Customers per
  employee            2,271    5,507    7,054     142.5      28.1
Estimated mobile
  market share (%)3      26       33       38     7 pts     5 pts

Estimated mobile market
  penetration (%)       7.0     10.7     13.7   3.7 pts   3.0 pts


Notes
1. Customer totals are based on the total number of SIMs registered on Vodacom's network, which have not been disconnected, including inactive SIMs, at the end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenues, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3. Market share is calculated based on Vodacom estimates.


CONDENSED CONSOLIDATED INCOME STATEMENTS for the six months ended September 30, 2006 and 2007

                            For the six months ended September 30,
                                             2006            2007
                                               Rm              Rm
                                        (reviewed)      (reviewed)
Revenue                                  19,465.6        22,814.9
Other operating income                       49.8            76.4
Direct network operating cost           (10,726.1)      (12,481.3)
Depreciation                             (1,335.2)       (1,639.9)
Staff expenses                           (1,078.1)       (1,464.0)
Marketing and advertising expenses         (578.0)         (666.9)
Other operating expenses                   (555.1)         (678.9)
Amortisation of intangible assets          (239.3)         (264.4)
Impairment of assets                        (38.2)           18.4

Profit from operations                    4,965.4         5,714.3
Interest, dividends and other
  financial income                        1,092.4           264.2
Finance costs                            (1,088.6)         (709.4)

Profit before taxation                    4,969.2         5,269.1
Taxation                                 (1,855.7)       (1,611.6)

Net profit                                3,113.5         3,657.5

Attributable to:
Equity shareholders                       3,072.4         3,596.4
Minority interests                           41.1            61.1

                            For the six months ended September 30,
                                             2006            2007
                                                R               R
                                        (reviewed)      (reviewed)

Basic and diluted earnings per share      307,240         359,645

Dividend per share                        250,000               -



CONDENSED CONSOLIDATED BALANCE SHEETS
                             As at March 31,  As at September 30,
                                       2007                  2007
                                         Rm                    Rm
                                   (audited)            (reviewed)

ASSETS
Non-current assets                 20,844.3              21,859.1

Property, plant and equipment      17,073.2              17,165.3
Intangible assets                   2,700.3               3,754.7

Financial assets                      209.5                 177.7
Deferred taxation                     386.1                 314.7
Deferred cost                         396.4                 383.4
Lease assets                           78.8                  63.3

Current assets                      7,625.9               9,125.1
Deferred cost                         574.8                 647.5
Short-term financial assets           207.5                 188.6
Inventory                             364.3                 818.9
Trade and other receivables         5,707.9               6,646.1
Taxation receivable                       -                  25.2
Cash and cash equivalents             771.4                 798.8

Total assets                       28,470.2              30,984.2

EQUITY AND LIABILITIES

Ordinary share capital                    *                     *
Retained earnings                   9,523.2              13,118.7
Non-distributable reserves            (97.4)               (162.1)

Equity attributable to equity
  holders of the parent             9,425.8              12,956.6

Minority interests                    221.2                 265.1

Total equity                        9,647.0              13,221.7

Non-current liabilities             3,812.1               3,606.8

Interest bearing debt               2,051.4               1,899.0
Non-interest bearing debt               3.0                   6.0
Deferred taxation                     757.3                 716.2
Deferred revenue                      412.3                 414.9
Provisions                            377.5                 309.4
Other non-current liabilities         210.6                 261.3

Current liabilities                15,011.1              14,155.7

Trade and other payables            6,874.4               6,079.5
Deferred revenue                    1,904.8               2,120.0
Taxation payable                    1,112.7                 209.0
Short-term interest bearing debt      501.0                 456.4

Short-term provisions                 741.8                 678.9
Dividends payable                   2,990.0                     -
Derivative financial liabilities        7.2                  25.0
Bank borrowings                       879.2               4,586.9

Total equity and liabilities       28,470.2              30,984.2

* Share capital R100


CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY for the six months ended September 30, 2006 and 2007

                               Attributable to equity shareholders

                              Share   Retained  Non-distributable
                            Capital   earnings           reserves

                                 Rm         Rm                 Rm

Balance at March 31, 2006         *     8,583.0            (194.0)
Net profit for the period         -     3,072.4                 -
Dividends declared                -    (2,500.0)                -
Contingency reserve               -        (0.7)              0.7
Other acquisitions                -           -                 -
Net gains and losses not
  recognised in the income
  statement
Foreign currency translation
  reserve                         -           -             122.9
Foreign currency translation
  reserve - deferred taxation     -           -              (9.0)
Capital contribution on
  remeasurement of shareholders
  loan to fair value              -           -              (1.2)

Balance at September 30,
2006 - Reviewed                   *     9,154.7             (80.6)
Balance at March 31, 2007         *     9,523.2             (97.4)
Net profit for the period         -     3,596.4                 -
Contingency reserve               -        (0.9)              0.9
Disposal of subsidiaries          -           -                 -
Other acquisitions                -           -                 -
Minority shares of VM, S.A.R.L    -           -                 -
Net gains and losses not
  recognised in the
  income statement
Foreign currency translation
  reserve                         -           -             (69.5)
Foreign currency translation
  reserve - deferred taxation     -           -               3.4
Capital contribution on
  remeasurement of shareholders
  loan to fair value              -           -               0.5

Balance at September 30,
  2007 - Reviewed                 *    13,118.7            (162.1)

*Share Capital R100
for the six months ended September 30, 2006 and 2007

                                   Total     Minority       Total
                                            Interests      equity
                                      Rm           Rm          Rm
Balance at March 31, 2006        8,389.0        283.3     8,672.3
Net profit for the period        3,072.4         41.1     3,113.5
Dividends declared              (2,500.0)       (35.4)   (2,535.4)
Contingency reserve                    -            -           -
Other acquisitions                     -        (22.3)      (22.3)
Net gains and losses not
  recognised in the
  income statement
Foreign currency translation
  Reserve                          122.9         26.0       148.9
Foreign currency translation
  reserve - deferred taxation       (9.0)           -        (9.0)
Capital contribution on
  remeasurement of shareholders
  loan to fair value                (1.2)         1.2           -
Balance at September 30,
  2006 - Reviewed                9,074.1        293.9     9,368.0

Balance at March 31, 2007        9,425.8        221.2     9,647.0
Net profit for the period        3,596.4         61.1     3,657.5
Contingency reserve                    -            -           -
Disposal of subsidiaries               -         (0.3)       (0.3)
Other acquisitions                     -         (6.1)       (6.1)
Minority shares of VM, S.A.R.L         -          0.8         0.8
Net gains and losses not recognised
  in the income statement
Foreign currency translation
  reserve                          (69.5)       (11.1)      (80.6)
Foreign currency translation
  reserve - deferred taxation        3.4            -         3.4
Capital contribution on
  remeasurement of shareholders
  loan to fair value                 0.5         (0.5)          -

Balance at September 30,
  2007 - Reviewed               12,956.6        265.1    13,221.7

*Share Capital R100

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
                            For the six months ended September 30,
                                             2006            2007
                                               Rm              Rm
                                        (reviewed)      (reviewed)

CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers             18,589.6        22,417.6
Cash paid to suppliers and employees    (13,135.2)      (15,538.2)
Cash generated from operations            5,454.4         6,879.4

Finance costs paid                         (574.5)         (408.6)
Interest, dividends and other
  financial income received                 394.0            94.5
Taxation paid                            (1,792.0)       (2,506.1)
Dividends paid - equity shareholders     (2,800.0)       (2,900.0)
Dividends paid - minority shareholders      (35.4)          (90.0)
Net cash flows from operating activities    646.5         1,069.2

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and
  equipment and intangible assets        (2,629.0)       (3,678.1)
Proceeds on disposal of property, plant
  and equipment and intangible assets         3.1             4.1
Disposal of subsidiaries                        -            15.7
Other acquisitions                              -          (953.0)
Other investing activities                  (19.3)          (30.2)
Net cash flows utilised in
  investing activities                   (2,645.2)       (4,641.5)

CASH FLOW FROM FINANCING ACTIVITIES
Interest bearing debt repaid                (77.2)          (49.4)
Finance lease capital repaid                (34.6)          (50.7)
Bank borrowings                                 -         4,551.0
Other financing activities                      -             7.1
Net cash flows generated from/
  (utilised in) financing activities        (111.8)        4,458.0

NET INCREASE/(DECREASE) IN CASH AND

  CASH EQUIVALENT                        (2,110.5)          885.7
(Bank borrowings)/Cash and cash
  equivalents at the beginning
  of the period                           1,760.3          (107.9)
Effect of foreign exchange rate changes      89.6           (14.9)
CASH AND CASH EQUIVALENTS/
  (BANK BORROWINGS)                        (260.6)          762.9
AT THE  END OF THE PERIOD


DISCLAIMER
This publication has been prepared and published by Vodacom Group (Proprietary) Limited. Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this publication and will not be held liable for any reliance placed on the information contained in this publication.

The information contained in this publication is subject to change without notice and may be incomplete or condensed. In addition, this publication may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in any way derogating from the generality of the foregoing, it should be noted that:

- Many of the statements included in this publication are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this publication either to conform them to actual results or to changes in its expectations.

- Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary)

Limited's shareholders are cautioned not to place undue reliance on this publication.